Exhibit 99.2

PRESS RELEASE For immediate distribution

BRP ANNOUNCES ELECTION OF DIRECTORS AND BOARD

COMMITTEE CHANGES

Valcourt, Quebec, May 30, 2019 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) held earlier today its annual meeting of shareholders in Valcourt, Quebec. All of the nominees for directors listed in the Company’s management proxy circular dated April 23, 2019 were elected by a majority of the votes cast by shareholders present or represented by proxy at the meeting. The voting result for each nominee is as follows:

Nominee	Votes For	%	Votes Withheld	%

Pierre Beaudoin	340,024,233	95.34%	16,619,423	4.66%

Joshua Bekenstein	339,669,121	95.24%	16,974,535	4.76%

José Boisjoli	340,980,395	95.61%	15,663,261	4.39%

J.R. André Bombardier	340,895,046	95.58%	15,748,610	4.42%

Michael Hanley	353,854,279	99.22%	2,789,377	0.78%

Louis Laporte	340,293,788	95.42%	16,349,868	4.58%

Estelle Métayer	356,566,649	99.98%	77,007	0.02%

Nicholas (Laki) G. Nomicos	340,882,541	95.58%	15,761,115	4.42%

Daniel J. O’Neill	354,134,925	99.30%	2,508,731	0.70%

Edward Philip	354,132,605	99.30%	2,511,051	0.70%

Joseph Robbins	340,893,481	95.58%	15,750,175	4.42%

Barbara J, Samardzich	356,565,757	99.98%	77,899	0.02%

Changes to the Board of Directors

As announced on April 23, 2019, Mr. José Boisjoli, in addition to his roles of President and CEO and director of BRP, has been elected as Chairman of the Board.

Mr. Laurent Beaudoin, former Chairman of the Board, did not stand for re-election and has been appointed Chairman Emeritus. BRP would like to thank Mr. Laurent Beaudoin for his immeasurable contribution to the Company and looks forward to continuing to receive his guidance, support and insight as Chairman Emeritus.

Mr. Michael Hanley, independent director since 2012 and Chair of the Audit Committee, has been appointed as Lead Director.

BRP is also pleased to welcome Mr. Pierre Beaudoin as a new member of the Board of Directors. It is a return to his roots for Mr. Pierre Beaudoin who was previously head of the Company’s management team in the early 2000s before BRP became a separate company.

Mr. William H. Cary did not stand for re-election as a director at the annual meeting of shareholders. BRP would like to thank him for his highly valued contribution to the Board of Directors over the past four years.

Changes to the Board Committees

Ms. Estelle Métayer and Mr. Daniel J. O’Neill were appointed as members of the Audit Committee. As Mr. William H. Cary did not stand for re-election as a director, he is no longer a member of the Audit Committee.

Mr. Edward Philip was appointed as Chair of the Human Resources, Nomination and Governance Committee (HRNG Committee) to replace Mr. Joshua Bekenstein, who remains a member of the HRNG Committee. Messrs. Pierre Beaudoin and Nicholas (Laki) G. Nomicos and Ms. Barbara J. Samardzich were appointed as members of the HRNG Committee.

Ms. Barbara J. Samardzich was appointed Chair of the Investment and Risk Committee to replace Mr. Louis Laporte, who remains a member of the Investment and Risk Committee. Mr. Daniel J. O’Neill was appointed as a member of the Investment and Risk Committee.

As a result of the foregoing changes, the composition of the Board committees is now as follows:

Directors	Audit Committee	Human Resources, Nomination and Governance Committee	Investment and Risk Committee

Joshua Bekenstein		Member

Pierre Beaudoin		Member

José Boisjoli (Chair)			Member

Michael Hanley	Chair

Louis Laporte			Member

Estelle Métayer	Member

Nicholas (Laki) G. Nomicos		Member	Member

Daniel J. O’Neill	Member		Member

Edward Philip		Chair

Barbara J. Samardzich		Member	Chair

To learn more about BRP’s Board members, click here.

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft and Manitou boats, Evinrude and Rotax marine propulsion systems as well as Rotax engines for karts, motorcycles and recreational aircraft. We support our lines of product with a dedicated parts, accessories and clothing business to fully enhance your riding experience. With annual sales of CA$5.2 billion from over 120 countries, our global workforce is made up of approximately 12,500 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Evinrude, Alumacraft, Manitou and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this release may be “forward-looking statements” within the meaning of Canadian securities laws. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “could”, “expects”, “plans”, “intends”, “anticipates” or “believes” or the negative or other variations of these words or other comparable words or phrases. Forward-looking statements, by their nature, are based on assumptions, and are subject to important risks and uncertainties. Forward-looking statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Actual results may differ materially from results indicated in forward-looking statements due to a number of factors, including those identified in BRP’s annual information form and management’s discussion and analysis of financial condition and results of operations. The forward-looking statements contained in this release represent BRP’s expectations as of the date of this release (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, BRP disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations

For media enquiries:

Elaine Arsenault

Senior Advisor, Media Relations

Tel.: 514.732.7092

medias@brp.com

For investor relations:

Philippe Deschênes

Manager Treasury and Investor Relations

Tel.: 514.732.7047

philippe.deschenes@brp.com